Filed by Crosstex Energy, L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

Crosstex Energy. Inc., Crosstex Energy, L.P. and Devon Energy Corporation conducted an investor presentation and posted the following presentation on their respective websites on October 21, 2013:

Devon and Crosstex to Create New Midstream Business October 21, 2013 NYSE: DVN www.devonenergy.com NASDAQ: XTEX / XTXI www.crosstexenergy.com

Investor Notices 2 NYSE: DVN NASDAQ: XTEX & XTXI Safe Harbor Some of the information provided in this presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as “forecasts," "projections," "estimates," "plans," "expectations," "targets," and other comparable terminology often identify forward-looking statements. Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under "Risk Factors" in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to, Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to Investors Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov. Additional Information and Where to Find It This presentation contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201. Participants in the Solicitation Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Non-GAAP Financial Information This presentation contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results. Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.

Transaction Overview John Richels Devon President and CEO NYSE: DVN NASDAQ: XTEX & XTXI

Strategic Combination 4 Devon and Crosstex to combine midstream assets to form new general partner (New GP) and master limited partnership (MLP) Creates new midstream business with high-quality upstream sponsorship Combined 2014e adjusted EBITDA  $700 million (pre-synergies) Investment-grade credit profile Transaction expected to close in first quarter of 2014 subject to Crosstex Energy, Inc. shareholder approval, regulatory approvals and closing conditions NYSE: DVN NASDAQ: XTEX & XTXI Note: Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

5 Immediate and meaningful value accretion for both Devon and Crosstex equity holders Increased scale and diversification Devon upstream sponsorship Enhanced financial strength Improved cash flow stability Enhanced growth outlook Cultural alignment and experienced leadership Strategic Highlights NYSE: DVN NASDAQ: XTEX & XTXI

6 Devon Energy Corporation (NYSE: DVN) Transaction Overview General Partner (“New GP”) Master Limited Partnership (“MLP”) Devon Midstream Holdings, LP (“Devon Holdings”) Devon forms and contributes substantially all of its U.S. based midstream assets to Devon Holdings. Devon contributes $100 million in cash and 50% LP interest in Devon Holdings to the New GP in exchange for 70% (115 MM units) of the pro forma common units outstanding of the New GP. Devon contributes 50% LP interest in Devon Holdings to MLP in exchange for 53% (120 MM units) of the pro forma common units outstanding of MLP. Each share of Crosstex GP is exchanged for one unit of New GP. The New GP will make a one-time cash payment to Crosstex GP shareholders. Transaction to be structured as a tax-free combination NYSE: DVN NASDAQ: XTEX & XTXI Crosstex Energy, Inc. (NASDAQ: XTXI, “Crosstex GP”) Crosstex Energy, L.P. (NASDAQ: XTEX, “Crosstex”) $100 MM 50% LP (w/no debt) New GP units (115 MM units) 70% ownership MLP units (120 MM units) 53% ownership 50% LP (w/no debt) Form Holdings 1-for-1 exchange for New GP $2.00/share

7 Devon Energy Corporation (NYSE: DVN) Pro Forma Ownership Structure General Partner (“New GP”) Master Limited Partnership (“MLP”) Devon Midstream Holdings, LP (“Devon Holdings”) New GP Public Unitholders MLP Public Unitholders 30% 40% LP 53% LP General Partner, 7% LP and IDRs 50% LP 50% LP 100% Incentive Distribution Rights (IDRs) Dist./Q Splits < $0.2500 2% / 98% < $0.3125 15% / 85% < $0.3750 25% / 75% > $0.3750 50% / 50% NYSE: DVN NASDAQ: XTEX & XTXI XTXI currently at New GP 70%

8 Board of Directors: 5 Devon, 1 management and 3 independent Chairman of the Board: John Richels (Devon’s President and CEO) President and CEO: Barry Davis (Crosstex’s President and CEO) Chief Financial Officer: Mike Garberding (Crosstex’s Chief Financial Officer) Other senior officers: Representation from both Devon and Crosstex Governance NYSE: DVN NASDAQ: XTEX & XTXI

Benefits to Devon 9 NYSE: DVN NASDAQ: XTEX & XTXI Accretive to shareholders $4.8 billion transaction is highly accretive (15x distributable cash flow; 11x adjusted EBITDA) Provides immediate market-based valuation for Devon’s U.S. midstream business Publicly held general partner units Publicly held master limited partnership units Potential for equity appreciation Controlling interest in public GP with incentive distributions at highest tier Retains control of midstream business Provides low cost of capital vehicle Investment-grade credit profile Potential to fund future midstream growth capital Potential to drop down existing midstream assets Improves diversification, scale and growth trajectory of midstream business Note: Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

Strategic Highlights Barry E. Davis Crosstex President and CEO NYSE: DVN NASDAQ: XTEX & XTXI

Benefits to Crosstex 11 Immediately accretive to distributable cash flow and shareholder returns Significantly increases scale and diversification Partners Crosstex with high-quality upstream sponsor Significantly enhances financial strength and improves cash flow stability Increases and accelerates growth opportunities Provides greater operating leverage in core areas NYSE: DVN NASDAQ: XTEX & XTXI

12 Combined 2014e adjusted EBITDA $700 million (pre-synergies) Increased capacity for cash distributions Potential for significant equity appreciation Devon sponsorship of MLP should lead to higher valuation Greater growth potential GP equity value enhanced by increased distributions Improved financial strength Accretive to Investor Returns Financial Benefits to Crosstex NYSE: DVN NASDAQ: XTEX & XTXI Note: Based on closing prices as of 10/18/2013. Note: Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

Increased Scale & Diversification

Diversity of Midstream Services & Geographies

devon | CROSSTEX

Gas Gathering and Transportation

- ≈6,500 miles of gathering and transmission lines

Gas Processing

- 13 plants with 3.3 Bcf/d of total net inlet capacity

NGL Transportation, Fractionation and Storage

- ≈650 miles of liquids transport line
- 6 fractionation facilities with 165,000 Bbls/d of total net capacity(1)
- 3 MMBbls of underground NGL storage

Crude, Condensate and Brine Handling

- 200 miles of crude oil pipeline
- Barge and rail terminals
- 500,000 Bbls of above ground storage
- 110 vehicle trucking fleet
- 8 Brine disposal wells



CANA-WOODFORD
OK
ARKOMA-WOODFORD
PERMIAN BASIN
BARNETT SHALE
HAYNESVILLE & COTTON VALLEY
LA
AUSTIN CHALK
TX
EAGLE FORD
OH
PA
UTICA
MARCELLUS
WV
Gathering System
Processing Plant
Fractionation Facility
North Texas Systems
LIG System
PNGL System
Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline
Storage
Crude & Brine Truck Station
Brine Disposal Well
Barge Terminal
Rail Terminal

(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the Cajun-Sibon phase II expansion expected in the second half of 2014.

NYSE: DVN NASDAQ: XTEX & XTXI 13

Strong Sponsorship

Devon is Committed to the New Company's Success

devon | CROSSTEX

- Devon has dedicated ≈800,000 net acres to partnership
- Long-term contracts in place to stabilize future cash flows
  - 10-year fixed-fee contracts with rate escalators
  - 5-year minimum gathering commitments (>1.3 BCFD)
  - 5-year minimum processing commitments (>1.0 BCFD)
- Development of Devon's upstream portfolio provides organic growth opportunities
- Potential to acquire additional Devon midstream assets

Devon's Upstream Portfolio & Remaining Midstream Assets


Horn River
Greater Wapiti
Jackfish
Pike
Access Pipeline
Ferrier Corridor
Ferrier Plant
Oil
Liquids-Rich
Dry Gas
Midstream
Rockies Midstream
Rockies Oil
Washakie
Mississippian-Woodford
Cana Woodford
Granite Wash
Mississippian-Woodford Water Handling
Barnett Shale
Carthage
Permian Basin
Groesbeck
Haynesville/Bossier
E. Texas Midstream

NYSE: DVN NASDAQ: XTEX & XTXI 14

15 Devon is largest customer (> 50% of combined 2014e adjusted EBITDA) Diversified industry customer base Growth projects focused on liquids Emphasis on fee-based contracts Upstream Producers Transporters End Markets Improved Cash Flow Stability High Quality & Diversified Revenue Streams NYSE: DVN NASDAQ: XTEX & XTXI Note: Based on combined 2014e adjusted EBITDA, a Non-GAAP financial measure. See Investor Notices for required disclosures. Liquids Driven Dry Gas Commodity Sensitive Fee-Based

NYSE: DVN NASDAQ: XTEX & XTXI Financial Highlights Mike Garberding Crosstex Chief Financial Officer

17 Devon contributes assets without debt Initial MLP pro forma leverage is 2.1x(1) 2013e EBITDA (MLP & GP combined <1.5x(1) 2013e EBITDA) Investment-grade credit profile Increases access to capital Lowers cost of capital Strong liquidity position No near-term debt maturities Expect refinancing of long-term debt Transaction expected to generate up to $45 million in annual operational and financial synergies in 2014 The new company will have financial capacity to aggressively pursue additional growth opportunities Enhanced Financial Strength NYSE: DVN NASDAQ: XTEX & XTXI (1) Leverage metrics include 15% material project credit. Note: Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

18 Enhanced Growth Outlook Maximizing Earnings & Distribution Growth NYSE: DVN NASDAQ: XTEX & XTXI Execute on growth projects underway Exploit sponsor-related opportunities Support Devon’s upstream growth needs Potential to acquire additional Devon assets Right of first offer for Access Pipeline Financial capacity to aggressively pursue new business opportunities Supplement long-term growth profile with drop-downs including remaining 50% of Devon Holdings in New GP

19 Enhanced Growth Outlook 2014e Financial Outlook NYSE: DVN NASDAQ: XTEX & XTXI Pro Forma 2014e Outlook Combined Adjusted EBITDA $700 MM MLP Adjusted EBITDA $500 MM Distribution Per Unit (MLP) >$1.47 Distribution Growth >8% Dividend Per Unit (GP) >$0.80 Dividend Growth >50% 2014e adjusted EBITDA (pre-synergies) $700 MM combined $500 MM at the MLP Synergies contribute to distributable cash flow growth: Financial: $25 MM annually Operational: $20 MM annually GP distribution per unit Increases >50% over XTXI 2013e dividend Robust coverage of 1.5x Coverage to decline over time to 1.0x MLP distribution per unit Increases 8-10% over XTEX 2013e distribution Coverage of 1.1x Long-term growth expectations of high single digits for MLP and 20% or greater for GP Enhanced balance sheet capacity Note: Pro Forma 2014e Outlook is for illustrative purposes only and assumes full-year contribution of EBITDA. Includes Non-GAAP financial measure. See Investor Notices for required disclosures.

Summary John Richels Devon President and CEO NYSE: DVN NASDAQ: XTEX & XTXI

21 Summary NYSE: DVN NASDAQ: XTEX & XTXI Immediate and meaningful value accretion for both Devon and Crosstex equity holders Increased scale and diversification Devon upstream sponsorship Enhanced financial strength Improved cash flow stability Enhanced growth outlook Cultural alignment and experienced leadership

Q&A NYSE: DVN www.devonenergy.com NASDAQ: XTEX / XTXI www.crosstexenergy.com